Form 11-K
For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

08054534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end **December 31, 2007**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: **1-12342**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan (Formerly Vodafone Americas Inc. Retirement Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

Vodafone US Retirement Plan

(Formerly Vodafone Americas Inc. Retirement Plan)

Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, and Supplemental Schedule as of and for the Year Ended December 31, 2007, and Report of Independent Registered Public Accounting Firm

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vodafone US Retirement Plan (formerly Vodafone Americas Inc. Retirement Plan)
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Vodafone US Retirement Plan (the "Plan"), (formerly Vodafone Americas Inc. Retirement Plan), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 30, 2008
Denver, Colorado

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Investments at fair value	$167,953,092	$167,856,676
Participant loans	80,378	111,455
Total assets	168,033,470	167,968,131
RECEIVABLES:		
Employer contributions	24,096	991
Participant contributions	22,280	661
Dividend receivable	579,154	593,003
Total receivables	625,530	594,655
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	168,659,000	168,562,786
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(44,121)	228,763
NET ASSETS AVAILABLE FOR BENEFITS	$168,614,879	$168,791,549

See notes to financial statements.

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTRIBUTIONS:	
Employer	$ 1,124,942
Participant	1,202,076
Rollovers	26,331
Total contributions	2,353,349
INVESTMENT INCOME:	
Net appreciation in fair value of investments	14,231,243
Dividends and interest income	6,549,737
Participant loan interest	4,226
Total investment income	20,785,206
DEDUCTIONS:	
Benefits paid to participants	23,314,375
Investment management fees	850
Total deductions	23,315,225
DECREASE IN NET ASSETS	(176,670)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	168,791,549
End of year	$ 168,614,879

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan"), (formerly Vodafone Americas Inc. Retirement Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan. As a result of the merger of AirTouch and Vodafone Group Plc in 1999, AirTouch became a subsidiary of Vodafone Group Plc and later changed its name to Vodafone Americas Inc. ("Vodafone" or the "Company"), at which point the Plan was named the Vodafone Americas Inc. Retirement Plan. Effective January 1, 2007, Vodafone amended its plan to adopt the Schwab prototype 401(k) plan, and changed the name of the Plan to the Vodafone US Retirement Plan.

The Plan is a defined contribution plan covering eligible employees of the Company and the employees of US-based Vodafone affiliates of the Company participating in the Plan ("Participating Entity"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investments in Vodafone Group Plc American Depository Receipts ("ADRs") are held through ownership in the Vodafone Group Plc Stock Fund.

Charles Schwab Retirement Plan Services is the recordkeeper of the Plan and manages participant accounts. Charles Schwab Trust Company ("CSTC") is the trustee of the Plan and manages Plan assets.

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a US-based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling). During 2007, the 6% pre-tax deduction was invested in the Schwab Market Track Growth Fund if the participant did not affirmatively elect another investment fund(s).

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code ("IRC") limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law, or as after-tax deductions ("Employee Contributions"). Salary deferrals were limited to $15,500 in 2007 and $15,000 in 2006. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. The Economic Growth Tax Relief and Reconciliation Act ("EGTRRA") feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,000 in 2007, amount to be indexed annually) above the maximum allowable pre-tax limit. Certain restrictions also apply.

Participating Entity Contributions — There are three types of contributions:

Basic Contributions — Basic contributions were 3% of his or her compensation until September 16, 2007, when they were changed to 5% of his or her compensation, for all entities effective as of the pay period ending September 30, 2007. No plan amendment was required to increase the basic contribution rate since this employer contribution is purely discretionary.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her salary deferrals. For this purpose, semimonthly salary deferrals on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded. A year end true-up contribution is made to ensure that all participants receive the entire 6% employer matching contribution.

Variable Contributions — If a Participating Entity elects to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. "Retirement status" means attaining age 55 if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. Variable contributions made during the year ended December 31, 2007, were $233,193.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, and allocations of Company discretionary variable contributions and Plan earnings, and charged with withdrawals and losses in the funds in which a participant invests. Other than the Company discretionary variable contribution, allocations are based on participant earnings or account balances, as defined. The Company discretionary variable contribution is a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to CSTC, as trustee, for investments under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of one percent, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in one percent increments between investment options.

Vesting — Salary Deferrals, Employee Contributions, and the first 4% of matching contributions (effective January 1, 1999) are always fully vested.

Basic contributions, the last 2% of matching contributions and variable contributions, vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited one year after termination of employment. Forfeitures arising from Company and/or Participating Entity contributions are applied in the following order:

- Administrative expenses of the Plan
- To restore forfeitures for reinstated employees
- To restore allocations for participants improperly excluded from such allocations
- To reduce future Company and/or Participating Entity contributions.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Participant Loans — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. The Plan allows for no more than two loans of any type.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59½. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested. Benefits are recorded when paid.

Distributions Upon Termination of Employment — Effective for elections made on or after January 1, 2007, if a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

Forms of Distribution — A participant's vested account balance will be distributed in the form of a single lump sum in cash.

Acceptance of Tax-Free Rollovers — Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account (IRA) by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Payment of Benefits — On termination of service, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account payable in an administratively reasonable period of time after the request is made.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited non-vested accounts totaled $270,264 and $417,841, respectively. During the year ended December 31, 2007, employer contributions were reduced by $168,541 from forfeited non-vested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management is currently evaluating the impact of adopting SFAS No. 157.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Common stock — Vodafone Group Plc Stock Fund	$39,903,813	$34,109,492
Common/collective trusts:		
Schwab Institutional Large Cap Growth Fund	20,581,646	23,930,925
Schwab Stable Value Select Fund	16,341,080	17,872,088
Mutual funds:		
Schwab S&P 500 Index Select Fund	25,196,623	27,105,155
Europacific Growth Fund	20,077,025	17,649,317
Schwab Market Track Growth Fund	11,622,580	11,850,903
Schwab Small Cap Index Fund	8,346,795	10,747,100

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$10,668,228
Common/collective trusts	2,012,831
Mutual funds	1,500,357
Personal Choice Retirement Account ("PCRA")	49,827
	$14,231,243

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds managed by CSTC. CSTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 10,241,117 and 12,251,909 shares, respectively, of common stock of Vodafone Group Plc, the sponsoring employer, with a cost basis of $18,198,379 and $21,936,861, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $1,554,329.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Effective January 1, 2007, the Company relocated its headquarters from Walnut Creek, California to Denver, Colorado. As a result, the Company had a reduction in force throughout 2007. In aggregate the terminations represented a partial termination of the Plan. As a result of this partial termination, the participants affected by the termination became 100% vested in their accounts as of the date on which the employees were terminated if they were not already vested pursuant to the three year vesting rule set forth in the Plan.

6. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by CSTC. CSTC received an opinion letter from the Internal Revenue Service ("IRS"), dated May 23, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. SUBSEQUENT EVENTS

Effective April 1, 2008, the Plan was amended as follows:

The Morgan Stanley Inst Mid Cap Growth Adv Fund and the Columbia Mid Cap Value Z Fund were added to the available investment fund options for participants. The Schwab Institutional Large Cap Growth Trust Fund was replaced with the American Funds Growth Fund of America. The Company instructed Schwab to freeze new contributions coming into the Schwab Market Track Funds, and to map new money to the age appropriate Managed Retirement Trust Fund. The Market Track Growth Fund was replaced with the age appropriate Managed Retirement Trust Fund as the Plan's default investment option.

Effective May 1, 2008, the Plan was amended as follows:

The California branch of Vodafone Asia Pacific Limited ("VAPL"), a participating entity of the Plan, transferred all of its assets, liabilities, enterprises and employees to Vodafone Global Enterprise Inc. ("VGEI"). As a consequence of that enterprise transfer, the Plan was amended to terminate VAPL's participation and designate VGEI as a participating entity in the Plan.

Effective May 15, 2008, the Plan was amended to permit participants to direct all employee and employer contributions and deferrals to the PCRA brokerage window.

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE US RETIREMENT PLAN
(Formerly Vodafone Americas Inc. Retirement Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Schwab Institutional Large Cap Growth Fund	Common/collective trust	$ 20,581,646
*	Schwab Institutional Large Cap Value Fund	Common/collective trust	6,072,952
*	Schwab Stable Value Select Fund	Common/collective trust	16,341,080
	Europacific Growth Fund	Mutual fund	20,077,025
	Oppenheimer Main St Small Cap Fund	Mutual fund	2,129,112
	Pimco Total Return - Admin Class Fund	Mutual fund	7,931,639
*	Schwab Market Track Balanced Fund	Mutual fund	7,404,968
*	Schwab Market Track Conservative Fund	Mutual fund	1,840,654
*	Schwab Market Track Growth Fund	Mutual fund	11,622,580
*	Schwab S&P 500 Index Select Fund	Mutual fund	25,196,623
*	Schwab Small Cap Index Fund	Mutual fund	8,346,795
*	Vodafone Group Plc Stock Fund	Common stock	39,903,813
*	Personal Choice Retirement Account	Self directed brokerage account	460,084
*	Loan Fund	Participant loans (maturing through 2015 at interest rates of 5%–9.25%)	80,378
			$ 167,989,349

* Party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vodafone US Retirement Plan (Formerly Vodafone Americas Inc. Retirement Plan)

(Name of Plan)

Date June 30, 2007

Jeff Bloszies, President and Chief Financial Officer

Exhibit Index

Description

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-81825 of Vodafone Airtouch Public Limited Company on Form S-8 of our report dated June 30, 2008, appearing in the Annual Report on Form 11-K of Vodafone US Retirement Plan (the "Plan"), (formerly Vodafone Americas Inc. Retirement Plan), for the year ended December 31, 2007.

Deloitte & Touche LLP

Denver, Colorado
June 30, 2008

END